NO ACT

PE
6-9-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

[redacted]

09011696

July 21, 2009

Received SEC
JUL 21 2009
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 7/21/09

Susan S. Whaley
Associate Director and
Associate General Counsel
Legal Division
The Procter & Gamble Company
299 East Sixth Street
Cincinnati, OH 45202-3315

Re: The Procter & Gamble Company
Incoming letter dated June 9, 2009

Dear Ms. Whaley:

This is in response to your letter dated June 9, 2009 concerning the shareholder proposal submitted to Procter & Gamble by the United Brotherhood of Carpenters Pension Fund. We also have received a letter from the proponent dated June 23, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Edward J. Durkin
Director, Corporate Affairs Dept.
United Brotherhood of Carpenters and Joiners of America
101 Constitution Avenue, N.W.
Washington, DC 20001

July 21, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Procter & Gamble Company
Incoming letter dated June 9, 2009

The proposal requests that the board of directors institute a triennial executive pay vote program.

There appears to be some basis for your view that Procter & Gamble may exclude the proposal under rule 14a-8(i)(11), as substantially duplicative of a previously submitted proposal that will be included in Procter & Gamble's 2009 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Procter & Gamble omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Procter & Gamble relies.

Sincerely,

Michael Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

P&G

The Procter & Gamble Company
Legal Division
299 East Sixth Street
Cincinnati, OH 45202-3315
www.pg.com

Phone: (513) 983-1674
Fax: (513) 386-1927
obermeyer.v@pg.com

RECEIVED
2009 JUN 17 PM 12: 38
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

June 16, 2009

Via Federal Express Overnight Delivery

Heather Maples
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Maples:

As we discussed, enclosed please find one no-action letter submitted on behalf of The Procter & Gamble Company in accordance with Rule 14a-8(j). These are paper copies of electronic submissions received by The Securities and Exchange Commission on June 9, 2009.

Please call if you have any questions.

Yours truly,

Valerie Obermeyer

Enclosures

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

VIA EMAIL (shareholderproposals@sec.gov)

June 23, 2009

Office of Chief Counsel
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: The Procter & Gamble Company / Shareholder Proposal Submitted by the United Brotherhood of Carpenters Pension Fund

Ladies and Gentlemen:

This letter is filed in response to The Procter & Gamble Company's ("P&G") letter of June 9, 2009 requesting confirmation from the staff of the Division of Corporate Finance (the "Staff") that it will not recommend enforcement action to the Securities and Exchange Commission if P&G excludes a shareholder proposal submitted by the United Brotherhood of Carpenters Pension Fund ("Fund") on April 28, 2009 pursuant to Rule 14a-8 under the Securities Exchange Act of 1934. The Fund's proposal is entitled the Triennial Executive Pay Vote Shareholder Proposal ("Triennial Pay Proposal") (attached as Exhibit A). The Fund respectfully submits that P&G has failed to satisfy its burden of persuasion and should not receive confirmation that the Staff will not recommend enforcement action if P&G excludes the Triennial Pay Proposal from its proxy statement for the 2009 Annual Meeting of shareholders.

The Triennial Pay Proposal affords P&G shareholders an opportunity to request that the P&G board of directors establish a Triennial Executive Pay Vote program. The Triennial Executive Pay Vote program would entail an advisory vote on executive pay at every third annual meeting of shareholders, a triennial vote ballot that provides for a vote on key aspects of the compensation plan, and a communication forum organized by the compensation committee of the board to facilitate board and investor interaction on the issue of executive compensation.

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

P&G states its intention to exclude the Fund's Triennial Pay Proposal from its 2009 proxy materials pursuant to Rule 14a-8(i)(11) and Rule 14a-8(i)(3). P&G's 14a-8(i)(11) argument for omission is premised on its assertion that the Fund's proposal is substantially duplicative of an earlier-dated shareholder proposal from Walden Asset Management ("Walden Proposal") (attached as Exhibit B), which it intends to include in its proxy statement. P&G's Rule 14a-8(i)(3) argument rests on its position that the Fund's proposal is impermissibly vague and indefinite. We contend that P&G has not met its burden of demonstrating that either of these grounds of omission entitle it to exclude the Fund's Triennial Pay Proposal. The Triennial Pay Proposal is neither substantially duplicative of the Walden Proposal nor are its terms vague or indefinite. Rather, the Triennial Pay Proposal outlines in clear terms a distinctive shareholder executive pay vote program with three important features designed to provide shareholders an opportunity to effectively communicate with the P&G compensation committee on executive compensation policies and practices for the Company's most senior executive officers.

I. P&G Fails to Satisfy it Burden of Persuasion that the Fund's Proposal Substantially Duplicates another Proponent's Proposal Under Rule 14a-8(i)(11)

P&G states that it received a shareholder proposal the Walden Proposal prior to its receipt of the Fund's proposal, and that the Fund's proposal is substantially duplicative of the Walden Proposal. Further, P&G states that it intends to include the Walden Proposal in its 2009 proxy statement and thus it may properly exclude the Fund's proposal pursuant to Rule 14a-8(i)(11).

The Walden Proposal's resolve reads as follows:

> RESOLVED, that shareholders of Proctor [*sic*] & Gamble request the board of directors to adopt a policy that provides shareholders the opportunity at each annual shareholder meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to the shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

In addition to presenting advocacy information, the Walden Proposal supporting statement simply states that the proposal's Advisory Vote would establish "an annual referendum process for shareholders about senior executive compensation."

The Triennial Pay Proposal requests that the P&G board of directors institute a "Triennial Executive Pay Vote program" that includes the following distinct components: (1) a shareholder vote at every third annual meeting of the Company to approve the compensation of the Company's Named Executive Officers (NEOs) as described in the proxy statement; (2) a triennial pay vote ballot that affords shareholders an opportunity to communicate their approval or disapproval of the NEOs' compensation, while also registering their approval or disapproval of important components of the plan, namely the annual incentive, long-term incentive, and post-employment benefits, and (3) a periodic communication forum to allow compensation committee members an opportunity to directly communicate and interact with shareholders on the issue of compensation. Each of the Triennial Pay Proposal's three components are designed to be complementary, and its supporting statement clearly states that the Triennial Pay Vote Proposal is a "means to foster individual and institutional shareholder communication with compensation committees concerning executive pay plans." Further, the supporting statement addresses the value of establishing a triennial pay vote opportunity for shareholders as contrasted with an annual vote, and it highlights the communicative value of the proposed triennial pay ballot and the suggested communication forum.

The purpose of the Rule 14a-8(i)(11) exclusion is to "eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 34-12999 (November 22, 1976). The current language of 14a-8(i)(11) and Staff no-action letters indicate that two proposals need not be exactly identical in order to provide a basis for exclusion under rule 14a-8(i)(11). In *Pacific Gas & Electric Company,* SEC No-Action Letter (February 1, 1993), the Staff in addressing the company's then Rule 14a-8(c)(11) argument articulated a "principal thrust" or "principal focus" formulation for determining whether proposals were substantially duplicative. Thus proposals need not be identical to be meet the Rule 14a-8(i)(11) standard, but the formulation imposes a heavy burden on companies and does not allow proposals to be excluded simply because they address the same subject matter. A review of the Staff's no-action letter Rule 14a-8(i)(11) decisions, including those cited by P&G in its no-action request letter, indicates that P&G has failed to demonstrate that the two proposals in question meet the substantially duplicative standard as it has been interpreted.

The no-action precedent cited by P&G to support its rule 14a-8(i)(11) argument do not support a finding that the two proposals in question are substantially duplicative. Several of the no-action letters cited to support exclusion of the Triennial Vote Proposal involved proposals that were substantially identical in terms of the "principal focus" or "principal thrust" of the proposals. *See, e.g., PepsiCo Inc.*, SEC No-Action Letter (January 31, 2008) (concurring with exclusion of one of two nearly identical annual say-on-pay proposals); *Home Depot, Inc.*, SEC No-Action Letter (February, 28, 2005) (concurring with the exclusion of one of two proposals that called for the use of performance-vested "restricted shares" or "restricted stock"); *Pacific Gas & Electric Co.*, SEC No-Action Letter (February 1, 1993) (concurring with the exclusion of a proposal calling for CEO compensation to be tied to company performance in light of the earlier receipt of a proposal calling for company executive non-salary compensation to be tied to performance indicators); *Constellation Energy Group*, SEC No-Action Letter (February 19, 2004) (concurring with the exclusion of a proposal calling for the use of performance and time-vested restricted shares in lieu of stock options in light of the earlier receipt of a broader compensation proposal that included a provision calling for a move to restricted shares with performance criteria in lieu of options); and *General Motors Corp.*, SEC No-Action Letter (March 13, 2008), *Wal-Mart Stores, Inc.* (*Gerson Proposal*), SEC No-Action Letter (April 3, 2002), and *General Motors Corp.* (*Catholic Heathcare West Proposal*), SEC No-Action Letter (April 5, 2007) (each involving concurrence with the omission of proposals that called for the preparation of environmental, employment and political contribution reports nearly identical to reports called for in earlier-dated proposals received by the respective companies). So while a proposal challenged under Rule 14a-8(i)(11) need not be substantially identical to an earlier received proposal in order for the Staff not to recommend enforcement action if the proposal is omitted, the "principal thrust" and "principal focus" line of no-action decisions require a showing that the key elements of the proposals are substantially duplicative.

The Triennial Pay Proposal is distinct from the Walden Proposal in a number of important ways and presents a fundamentally different "principal thrust" or "principal focus" than the Walden Proposal. The Walden Proposal urges the adoption of a simple annual advisory ratification vote of named executive officer compensation, while the Triennial Vote Proposal outlines an executive compensation vote program designed to promote and encourage thoughtful executive compensation analysis and communication between investors and compensation committee members. The triennial nature of the vote, a multi-faceted ballot providing an opportunity to convey a greater degree of voter insight, and a communication forum designed to stimulate direct interaction between investors and the compensation committee are all program features designed to facilitate executive compensation dialogue and reform. None of these features are requested by the Walden Proposal.

As contrasted with an annual vote, a triennial vote will allow investors to undertake a more thorough analysis of generally complex and multi-faceted compensation plans. The Walden Proposal affords an annual up-or-down vote on NEO compensation, while the triennial ballot would allow shareholders an opportunity to convey a greater degree of information concerning their perspective on important aspects of the plan, providing compensation committee members with information that may help inform their future actions. The triennial ballot, by affording shareholders an opportunity to convey positions on three important components of a company's executive compensation plan, may have the salutary effect of promoting more thorough plan analysis by investors. And the communication forum called for by the proposal may help institutionalize a direct line of communication between investors that will complement the other components of the program.

P&G argues that inclusion of both proposals in the upcoming proxy statement would confuse shareholders and leave the board to manage irreconcilable proposals. Further, it states that should both proposals receive majority support, it would be difficult for the board to understand the sentiment of shareholders with respect to the company's executive compensation payouts, plans and programs, and impossible for the details of both proposals to be simultaneously implemented. Shareholders presented with these proposals would be afforded an opportunity to register their preference for the two distinct approaches presented. Should both proposals pass, it would be the prerogative of the P&G board to take the advisory votes under advisement and fashion a responsive program that they deem most appropriate. In determining how best to respond to a shareholder vote of support for the two proposals, one factor that the board could certainly consider is the relative levels of support the respective proposals received. The shareholder forum advocated by the Triennial Pay Proposal could also provide the compensation committee with an avenue for assessing shareholder wishes.

Consistent with the Staff's previous interpretations of Rule 14a-8(i)(11), the Fund believes that P&G has failed to carry its burden of persuasion to support omission of the Triennial Vote Proposal under Rule 14a-8(i)(11).

II. P&G Fails to Satisfy It Burden of Persuasion that the Fund's Proposal is Either Materially False or Misleading Under Rule 14a-8(i)(3)

P&G seeks the Staff's concurrence with its position that the Triennial Vote Proposal may be properly omitted under Rule 14a-8(i)(3) as contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials. In clarifying its position on the continued application of Rule 14a-8(i)(3) to shareholder proposals that are vague or indefinite, the Staff stated that reliance on rule 14a-(i)(3) to exclude or modify a statement may be appropriate where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposals, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires – this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result." Staff Legal Bulletin No. 14B (September 15, 2004). The Fund believes that P&G has failed to satisfy its burden of persuasion with regards to its Rule 14a-8(i)(3) argument.

Neither the no-action letter precedent cited by P&G nor other no-action letters interpretative of the Staff's Rule 14a-8(i)(3) position as presented in Staff Bulletin No. 14B support a finding that the Triennial Vote Proposal can be omitted under Rule 14a-8(i)(3) as inherently vague or indefinite. *See e.g., Int'l. Business Machines Corp.*, SEC No-Action Letter (January 26, 2009) (concurring with the exclusion of a proposal that was subject to multiple inconsistent interpretations, each of which raised issues of legality under state law); *Berkshire Hathaway Inc.*, SEC No-Action Letter (March 2, 2007) (concurring with the exclusion of a proposal that would have limited Berkshire Hathaway investment in securities of foreign companies that engage in activities prohibited for U.S. corporations by unspecified and presumably all executive orders issued by the President of the United States). These no-action letters and others involve proposals and supporting statements that are vague and indefinite as to the essential proposition being advanced by the proponent. By contrast, P&G suggests the Triennial Vote Proposal is vague and indefinite by outlining numerous questions that do not address the essential proposition advanced by the proposal.

The Triennial Vote Proposal clearly presents the three components of the executive compensation communication program advanced: A management-sponsored advisory vote on a triennial basis allowing shareholders an opportunity to approve the compensation of the NEOs; a triennial ballot that provides shareholders an opportunity to register approval or disapproval on three components of the NEOs' compensation plan; and a forum conducted on a periodic basis that affords compensation committee members and shareholders an opportunity to discuss and interact on compensation issues. The supporting statement further addresses and explains each of these program components. The language of the proposal and supporting statement is clear and consistent, and explains the communication program in a degree of detail that allows both the board and shareholders to understand the essential elements of program. While every detail relating to the manner of program implementation may not be addressed in the proposal and supporting statement language, the proposal's language is neither vague nor indefinite, thus P&G should not receive the no-action relief it requests under Rule 14a-8(i)(3).

III. Conclusion

For the forgoing reasons, the Fund respectfully requests that the Staff not issue the determination requested by P&G. If you have any questions concerning this submission, please do not hesitate to contact the undersigned at (202) 546-6206 x 221. Thank you for your close consideration of this matter.

Sincerely,

Edward J. Durkin
Director, Corporate Affairs Dept
United Brotherhood of Carpenters

Enclosures

cc. Susan S. Whaley, The Procter & Gamble Company

Exhibit A

Triennial Executive Pay Vote Shareholder Proposal

Resolved: That the shareholders of Procter & Gamble Company ("Company") hereby request that the board of directors institute a Triennial Executive Pay Vote ("TEP Vote") program with the following features:

1. A triennial executive pay vote that provides shareholders an opportunity to vote at every third annual shareholder meeting on an advisory resolution, proposed by management, to approve the compensation of the Company's Named Executive Officers ("NEOs"), as described and disclosed in the Company's proxy statement;

2. A triennial executive pay vote ballot that, in addition to allowing shareholders to vote to approve or disapprove the overall compensation plan for the NEOs, affords shareholders an opportunity to register their approval or disapproval on three key components of the NEOs' compensation: (1) the annual incentive plan, (2) the long-term incentive plan(s), and (3) post-employment benefits, such as retirement, severance, and change-of-control benefits; and

3. A forum conducted by the compensation committee on at least a triennial basis via webcast or alternative means that affords compensation committee members an opportunity to discuss senior executive compensation policies and practices, and also allows shareholders to directly comment on and ask questions regarding these policies and practices.

Supporting Statement: A company's senior executive compensation plan is critically important in incentivizing executives to develop and implement a business strategy designed to maximize the long-term success of the corporate enterprise. Many executive compensation plans fail in this regard, all too often rewarding subpar or failing performance. Despite important executive compensation and governance reforms, including greater compensation committee independence, enhanced executive compensation disclosure, and widespread adoption of a majority vote standard in director elections leading to greater director accountability, the voice of shareholders remains an important missing element in the executive compensation process.

The TEP Vote program is a measured and constructive means to foster individual and institutional shareholder communication with compensation committees concerning executive pay plans. An advisory pay plan vote at every third annual meeting would provide shareholders an opportunity to make an informed and thoughtful vote based on close analysis of the pay plan. The modest pace of pay plan reforms and the significant costs associated with a thorough pay plan analysis suggests that a triennial vote, rather than an annual vote, might improve the quality of the shareholder pay plan analysis and the informative value of the vote.

Given the multi-faceted nature of pay plans, a simple overall pay plan vote would be of modest value as it would provide little insight for the compensation committee into the basis for a vote. A TEP vote ballot would correct this deficiency by allowing shareholders to vote separately on important components of the plan, most importantly the annual and long-term incentive plans and post-employment plan components that often convey considerable amounts of compensation.

Finally, the compensation committee should establish a periodic communication forum that provides shareholders an opportunity to directly interact with the compensation committee, whose members frequently exercise discretion in determining pay plan outcomes.

P&G

Susan S. Whaley
Associate Director
and Associate General Counsel
Legal Division

The Procter & Gamble Company
299 East Sixth Street
Cincinnati, OH 45202-3315
(513) 983-7695 phone
(513) 983-2611 fax
whaley.ss@pg.com
www.pg.com

June 9, 2009

VIA EMAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: The Procter & Gamble Company / Shareholder Proposal Submitted by the United Brotherhood of Carpenters Pension Fund

Ladies and Gentlemen:

This letter is submitted on behalf of The Procter & Gamble Company, an Ohio corporation ("P&G"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act") to notify the Securities and Exchange Commission (the "Commission") of P&G's intention to exclude from its proxy materials for its 2009 Annual Meeting of shareholders (the "2009 Annual Meeting") a shareholder proposal, received on April 28, 2009 and attached to this letter as Exhibit A (the "Carpenters Proposal"), from the United Brotherhood of Carpenters Pension Fund (the "Proponent"). P&G requests confirmation that the staff of the Division of Corporate Finance (the "Staff") will not recommend enforcement action to the Commission if P&G excludes the Carpenters Proposal from the proxy statement for the 2009 Annual Meeting in reliance on Rule 14a-8.

P&G intends to file its definitive proxy materials for the Annual Meeting on or about August 28, 2009.

I. Background

On February 12, 2009, P&G received a shareholder proposal, consisting of a resolution and supporting statement, from Walden Asset Management ("Walden") for inclusion in P&G's proxy materials for the 2009 Annual Meeting. Walden subsequently resubmitted the same resolution on February 18, 2009 and April 27, 2009, each time with an updated supporting statement. The April 27, 2009 resubmission received from Walden (the "Walden Proposal"), attached to this letter as Exhibit B, reads as follows:

> RESOLVED, that shareholders of Proctor [*sic*] & Gamble request the board of directors to adopt a policy that provides shareholders the opportunity at each annual shareholder meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers

P&G

("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

P&G plans to include the Walden Proposal in the proxy materials for its 2009 Annual Meeting.

On April 28, 2009, P&G received the Carpenters Proposal from the Proponent for inclusion in P&G's proxy materials for the 2009 Annual Meeting. The Carpenters Proposal reads:

> **Resolved:** That the shareholders of Procter & Gamble Company ("Company") hereby request that the board of directors institute a Triennial Executive Pay Vote ("TEP Vote") program with the following features:
>
> 1. A triennial executive pay vote that provides shareholders an opportunity to vote at every third annual shareholder meeting on an advisory resolution, proposed by management, to approve the compensation of the Company's Named Executive Officers ("NEOs"), as described and disclosed in the Company's proxy statement;
>
> 2. A triennial executive pay vote ballot that, in addition to allowing shareholders to vote to approve or disapprove the overall compensation plan for the NEOs, affords shareholders an opportunity to register their approval or disapproval on three key components of the NEOs' compensation: (1) the annual incentive plan, (2) the long-term incentive plan(s), and (3) post-employment benefits, such as retirement, severance, and change-of-control benefits; and
>
> 3. A forum conducted by the compensation committee on at least a triennial basis via webcast or alternative means that affords compensation committee members an opportunity to discuss senior executive compensation policies and practices, and also allows shareholders to directly comment on and ask questions regarding these policies and practices.

P&G intends to exclude the Carpenters Proposal from its 2009 proxy materials pursuant to Rule 14a-8(i)(11) because the Carpenters Proposal is substantially duplicative of the previously received Walden Proposal.

In addition to Rule 14a-8(i)(11), P&G respectfully submits that it may properly omit the Carpenters Proposal from the proxy materials for the 2009 Annual Meeting under Rule 14a-8(i)(3) because the Carpenters Proposal is impermissibly vague and indefinite.

II. Discussion

A. The Carpenters Proposal Substantially Duplicates the Walden Proposal

Rule 14a-8(i)(11) permits a company to exclude a shareholder proposal if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." As discussed below, because (i) the Carpenters Proposal is substantially duplicative of the Walden Proposal, (ii) the Walden Proposal was received before the Carpenters Proposal[1], and (iii) P&G intends to include the Walden Proposal in its proxy statement, P&G may properly exclude the Carpenters Proposal.

The Staff has stated that "the purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976) (referring to the predecessor to current Rule 14a-8(i)(11)). The standard applied in determining whether proposals are substantially duplicative is whether the proposals present the same "principal thrust" or "principal focus," even where such proposals differ in terms and scope. *See, e.g., PepsiCo Inc.*, SEC No-Action Letter (Jan. 31, 2008) (concurring with exclusion of a proposal calling for an advisory vote on executive compensation as substantially duplicative of an earlier received proposal, because the principal thrust and focus of each of the proposals called for a shareholder advisory vote on PepsiCo's CD&A); *The Home Depot, Inc.*, SEC No-Action Letter (Feb. 28, 2005) (concurring that two proposals had the same principal thrust or focus where one proposal requested the adoption of a performance- and time-based "restricted share grant program" and the other requested the adoption of a policy that would require performance goals as a prerequisite to vesting of a significant portion of restricted stock and deferred stock units); *Constellation Energy Group*, SEC No-Action Letter (Feb. 19, 2004) (concurring with exclusion of a proposal requesting that the company develop a performance-based equity grant program for executive officers as substantially duplicative of another proposal requesting the company to implement a "commonsense executive compensation program" containing a range of features, just one of which related to equity compensation design); *Pacific Gas & Electric Co.*, SEC No-Action Letter (Feb. 1, 1993) (concurring with company's view that a proposal asking the company to link the chief executive officer's total compensation to company performance had the same principal focus of two other proposals asking the company to (1) tie all executive compensation other than salary to performance indicators, and (2) impose

---

[1] As long as the second proposal is substantially duplicative of the first, the amount of time that passes between receipt of the two proposals is irrelevant. *See, e.g., Motorola, Inc.*, SEC No-Action Letter (Jan. 9, 2008) (a proposal received by facsimile at 5:16 p.m. on October 17 was permitted to be omitted as substantially duplicative of a proposal received in the morning on the same day).

ceilings on future total compensation of officers and directors in order to reduce their compensation).

Prior no-action letters suggest that proposals may differ in their precise terms and breadth and still be substantially duplicative if the principal focus, or core issue, is the same. For example, in *Comcast Corp.*, SEC No-Action Letter (Mar. 2, 2006), the Staff agreed that a proposal relating to elimination of all severance pay to management that would place such individual's annual compensation above $500,000 was substantially duplicative of a proposal requesting limits on future severance agreements with senior executives by providing that shareholder approval be sought if severance benefits exceed 2.99 times the sum of the executives' base salary plus bonus. Although the method of addressing the core issue of limiting severance pay was different in each proposal, the proposals were deemed to be substantially duplicative because the principal focus was the same. *See also, e.g., Int'l Paper Co.*, SEC No-Action Letter (Feb. 19, 2008) (concurring with exclusion of a proposal asking that the board remove super-majority vote requirements as substantially duplicative of a proposal asking that the board adopt simple majority vote requirements); *PepsiCo Inc.*, SEC No-Action Letter (Jan. 31, 2008) (concurring with exclusion of a proposal calling for an advisory vote on executive compensation as substantially duplicative of an earlier received proposal, even though the two proposals differed slightly in what they requested that shareholders vote upon).

In the instant case, although the terms and breadth of the Carpenters Proposal (to the extent they can be determined) and the Walden Proposal are somewhat different, the principal thrust and focus are substantially the same – namely, to provide P&G shareholders with an opportunity to give advisory input with respect to P&G's executive compensation practices. Each proposal requests that the board of directors adopt a policy providing shareholders the opportunity to ratify executive compensation by voting on an advisory resolution proposed by management, and each proposal specifies that the compensation to be examined is that of the named executive officers as set forth in the proxy statement. Both proposals provide that the outcome of the shareholder vote on executive compensation will have no effect on compensation paid or awarded. Additionally, the supporting statements of both proposals focus on the lack of a current mechanism for shareholders to provide input on executive compensation to the board and management, while both supporting statements also address the potential value added to P&G by giving shareholders a "say on pay."

The fact that the Carpenters Proposal also addresses implementation of a triennial forum conducted by the compensation committee to discuss compensation policies and practices does not alter this analysis. The Staff has concurred that Rule 14a-8(i)(11) is available even when one proposal touches upon matters not addressed in the other proposal. For example, in *General Motors Corp.*, SEC No-Action Letter (Mar. 13, 2008), the Staff concurred that a proposal requesting a report on plans to comply with new fuel economy and greenhouse gas emissions standards had the same principal focus as a proposal requesting the adoption of quantitative goals for greenhouse gas emissions only and reports on plans to achieve those goals, although the proposal to be included did not require reporting on compliance with fuel economy standards.

See also Wal-Mart Stores, Inc. (Gerson Proposal), SEC No-Action Letter (Apr. 3, 2002) (concurring with exclusion of a proposal requesting a report on gender equality because the proposal substantially duplicated a proposal requesting a report on affirmative action policies and programs); *General Motors Corp. (Catholic Healthcare West Proposal)*, SEC No-Action Letter (Apr. 5, 2007) (concurring with exclusion of a proposal requesting an annual statement of each contribution made with respect to a political campaign, political party, or attempt to influence legislation as substantially duplicative of proposal requesting a report outlining the company's political contribution policy along with a statement of non-deductible political contributions made during the year).

Including multiple proposals addressing the same issue in different terms in the same proxy statement may confuse shareholders and ultimately leave the company to manage irreconcilable proposals. If both proposals are included in P&G's proxy materials and presented to shareholders for a vote, there is a great risk that shareholders would be unsure of what exactly they were voting on, and what their vote would mean. Could a shareholder vote for one proposal and not the other? Could a shareholder vote for both? Even assuming that shareholders overcome vote confusion, it is likely that the impact or meaning of their vote will be unclear. For example, a shareholder may be unclear as to what steps the company would take to implement both proposals if both received shareholder approval. From P&G's standpoint, if both proposals were adopted by the shareholders, it would be difficult for the board of directors to understand the sentiment of shareholders with respect to the company's executive compensation payouts, plans and programs, and impossible for the details of both proposals to be simultaneously implemented. For example, P&G would not be able to implement both an annual vote and a triennial vote on the same substance because implementing one would negate the implementation of the other.

Consistent with the Staff's previous interpretations of Rule 14a-8(i)(11) and for the reasons referenced above, P&G believes that the Carpenters Proposal may be excluded as substantially duplicative of the Walden Proposal.

B. The Carpenters Proposal is Vague and Indefinite and thus Materially Misleading in Violation of Rule 14a-9

A shareholder proposal may be properly omitted under Rule 14a-8(i)(3) when it "is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has stated that a proposal will violate Rule 14a-8(i)(3) when the proposal "is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sep. 15, 2004); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) (stating that "it appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the shareholders at large to comprehend precisely what the proposal would entail").

The Staff has previously concurred with the exclusion of shareholder proposals under Rule 14a-8(i)(3) where the proposals have been vague and indefinite in failing to define key terms or where the meaning and application of terms or standards under the proposals may be subject to differing interpretations. *See Berkshire Hathaway Inc.*, SEC No-Action Letter (Mar. 2, 2007) (concurring that a proposal seeking to restrict Berkshire from investing in securities of any foreign corporation engaging in activities prohibited by an Executive Order was vague and indefinite because it was unclear exactly what investments would be prohibited); *Prudential Financial Inc.*, SEC No-Action Letter (Feb. 16, 2007) (concurring that a proposal seeking shareholder approval rights for senior management incentive compensation programs which "provide benefits only for earnings increases based only on management controlled programs" was vague and indefinite because it was unclear what of the company's compensation elements were included, how the company would determine what portion of its earnings were attributable to something other than "management controlled programs", and whether the proposal was seeking shareholder approval for the management controlled programs as well as the compensation programs); *NYNEX Corp.*, SEC No-Action Letter (January 12, 1990) (concurring with the omission of a proposal relating to noninterference with the government policies of certain foreign nations because it was "so inherently vague and indefinite" that any action by the company "could be significantly different from the action envisioned by shareholders voting on the proposal").

The Carpenters Proposal is subject to multiple conflicting interpretations, causing it to be inherently vague and indefinite. Not only is the Carpenters Proposal generally confusing and unclear, but it is ambiguous as to how many resolutions will be put to a shareholder vote if the proposal was to be adopted. Here are some of the questions raised by the proposal:

- What would P&G shareholders be asked to vote upon if the Carpenters Proposal was implemented?
- How many different resolutions would be put forth for shareholder approval on each ballot?
- Would there be a vote on an overall compensation plan in addition to a vote on the compensation of the Company's named executive officers, as described and disclosed in P&G's proxy statement?
- What does "overall compensation plan" mean? Would the company be required to draft and develop an "overall compensation plan"?
- Would this "overall compensation plan" be for one year of compensation for the named executive officers, or for three years since it is a triennial vote?

- Would there be one vote to collectively approve or disapprove of the annual incentive plan, the long-term incentive plan(s), and the post-employment benefits, or would each of these "components" be put forth for shareholder approval or disapproval separately?

- If separately, would shareholders vote on the long-term incentive plans collectively or individually, by plan?

- Would shareholders vote on the post-employment benefits collectively or individually, by benefit?

- If shareholders vote to approve the compensation of the company's named executive officers as described and disclosed in the proxy statement, but vote against the "overall compensation plan", what would that mean?

Each of these questions would need to be answered before the Carpenters Proposal could be implemented. The Carpenters Proposal leaves too many questions unanswered for shareholders to be able to fully understand from the Carpenters Proposal what they would be voting on. Further, should the proposal pass, P&G would not have any reasonable certainty as to what action or measures to take to implement the Carpenters Proposal. *See Int'l Business Machines Corp.*, SEC No-Action Letter (Jan. 26, 2009) (permitting exclusion under Rule 14a-8(i)(3) where a proposal asking the board to amend the bylaws and other governing documents to give holders of 10% of IBM's outstanding common stock the power to call special shareholder meetings was subject to multiple conflicting interpretations making it so vague and indefinite that neither the shareholders voting nor the company in implementing the proposal would be able to determine with reasonable certainty exactly what actions the proposal requires); *General Electric Company*, SEC No-Action Letter (Jan. 26, 2009) (same).

The supporting statement of the Carpenters Proposal does little to clarify the ambiguities highlighted above. It notes that the proposal will allow shareholders "to vote separately on important components of the plan," and lists as "components" the "annual and long-term incentive plans" and "post-employment plan components." Even if these statements were meant to clarify the ambiguities identified above, such statements were not effective – the supporting statement is just as ambiguous as the resolved clause of the Carpenters Proposal regarding the myriad questions raised by the proposal.

The ambiguities in the Carpenters Proposal are clearly material. Information is deemed to be material if there is a substantial likelihood that a reasonable shareholder would consider such information to be important in deciding how to vote regarding a matter. One of the central tenets of the Staff's views on Rule 14a-8 is that shareholders are entitled to know with precision what actions or measures the proposal will require. *See* Section B.4. of SLB No. 14B; *see also New York City Employees' Retirement Sys. v. Brunswick Corp.*, 789 F. Supp. 144, 146 (S.D.N.Y. 1992) (shareholders "are entitled to know precisely the breadth of the proposal on which they are asked to vote"). A reasonable shareholder would consider the interpretation of the Carpenters

Proposal to be important in deciding how to vote. However, because the Carpenters Proposal is vague and confusing and subject to conflicting interpretations, it is impossible for shareholders to know with any degree of precision how the Carpenters Proposal, if it were adopted, would be implemented by P&G. Accordingly, P&G believes that the Carpenters Proposal is contrary to Rule 14a-9 and that it may exclude the Carpenters Proposal in reliance on Rule 14a-8(i)(3).

Conclusion

As discussed above, the Carpenters Proposal (i) substantially duplicates another proposal previously submitted to P&G by another proponent that will be included in P&G's proxy materials for the same meeting and (ii) is materially misleading in violation of Rule 14a-9. As a result, and based on the facts and the no-action letter precedent discussed above, P&G intends to exclude the Carpenters Proposal from its proxy materials in reliance on Rule 14a-8(i)(11) and Rule 14a-8(i)(3). By this letter, we request confirmation that the Staff will not recommend enforcement action to the Commission if P&G excludes the Carpenters Proposal from its 2009 Annual Meeting proxy materials in reliance on Rule 14a-8(i)(11) and Rule 14a-8(i)(3).

If you have any questions regarding this matter or desire additional information, please do not hesitate to contact me at 513-983-7695, or in my absence, Keir D. Gumbs at 202-662-5500.

Very truly yours,

Susan S. Whaley

Susan S. Whaley
Associate General Counsel

Enclosures

cc: Keir D. Gumbs
Covington & Burling LLP

With enclosures, via email and certified mail
Mr. Ed Durkin
United Brotherhood of Carpenters
Corporate Affairs Department
101 Constitution Avenue, NW
Washington D.C., 20001
edurkin@carpenters.org

Exhibit A

RECEIVED
APR 30 2009
SWJ

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT VIA MAIL AND FACSIMILE 866-589-0656]

April 28, 2009

Steven W. Jemison
Chief Legal Officer and Secretary
Procter & Gamble Company
One Procter & Gamble Plaza
Cincinnati, OH 45202-3315

Dear Mr. Jemison:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Procter & Gamble Company ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The enclosed Triennial Executive Pay Vote proposal (TEP Vote Proposal) relates to the issue of the senior executive compensation and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of 47,387 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

We are very interested in discussing the TEP Vote Proposal with Company representatives, as we would like to hear the Company's perspective. If you would like to discuss the proposal, please contact Ed Durkin at edurkin@carpenters.org or at (202)546-6206 x221 to set a convenient time to talk. Please forward any correspondence related to the proposal to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or via fax to (202) 543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

Triennial Executive Pay Vote Shareholder Proposal

Resolved: That the shareholders of Procter & Gamble Company ("Company") hereby request that the board of directors institute a Triennial Executive Pay Vote ("TEP Vote") program with the following features:

1. A triennial executive pay vote that provides shareholders an opportunity to vote at every third annual shareholder meeting on an advisory resolution, proposed by management, to approve the compensation of the Company's Named Executive Officers ("NEOs"), as described and disclosed in the Company's proxy statement;

2. A triennial executive pay vote ballot that, in addition to allowing shareholders to vote to approve or disapprove the overall compensation plan for the NEOs, affords shareholders an opportunity to register their approval or disapproval on three key components of the NEOs' compensation: (1) the annual incentive plan, (2) the long-term incentive plan(s), and (3) post-employment benefits, such as retirement, severance, and change-of-control benefits; and

3. A forum conducted by the compensation committee on at least a triennial basis via webcast or alternative means that affords compensation committee members an opportunity to discuss senior executive compensation policies and practices, and also allows shareholders to directly comment on and ask questions regarding these policies and practices.

Supporting Statement: A company's senior executive compensation plan is critically important in incentivizing executives to develop and implement a business strategy designed to maximize the long-term success of the corporate enterprise. Many executive compensation plans fail in this regard, all too often rewarding subpar or failing performance. Despite important executive compensation and governance reforms, including greater compensation committee independence, enhanced executive compensation disclosure, and widespread adoption of a majority vote standard in director elections leading to greater director accountability, the voice of shareholders remains an important missing element in the executive compensation process.

The TEP Vote program is a measured and constructive means to foster individual and institutional shareholder communication with compensation committees concerning executive pay plans. An advisory pay plan vote at every third annual meeting would provide shareholders an opportunity to make an informed and thoughtful vote based on close analysis of the pay plan. The modest pace of pay plan reforms and the significant costs associated with a thorough pay plan analysis suggests that a triennial vote, rather than an annual vote, might improve the quality of the shareholder pay plan analysis and the informative value of the vote.

Given the multi-faceted nature of pay plans, a simple overall pay plan vote would be of modest value as it would provide little insight for the compensation committee into the basis for a vote. A TEP vote ballot would correct this deficiency by allowing shareholders to vote separately on important components of the plan, most importantly the annual and long-term incentive plans and post-employment plan components that often convey considerable amounts of compensation.

Finally, the compensation committee should establish a periodic communication forum that provides shareholders an opportunity to directly interact with the compensation committee, whose members frequently exercise discretion in determining pay plan outcomes.

Exhibit B

Walden Asset Management
Investing for social change since 1975

RECEIVED
APR 27 2009
SWJ

April 22, 2009

Mr. Steven W. Jennison
Secretary

Ms. Susan Felder
The Procter & Gamble Company
One Procter & Gamble Plaza
Cincinnati, OH 45202-3315

Dear Mr. Jennison and Ms. Felder:

As you both know, the public discussion about executive pay changes daily with new information and evolving realities. For example, now TARP companies are required to implement an Advisory Vote.

In light of these changes, Walden Asset Management is slightly updating the resolution we have submitted, amending the language to reflect new circumstances.

I enclose the new text on the Advisory Vote on Executive Pay. This new language substitutes for the version filed on February 18, 2009.

As stated in our earlier filing letter, Walden Asset Management holds at least 295,410shares of Procter & Gamble on behalf of clients who ask us to integrate environmental, social and governance analysis (ESG) into investment decision-making.

The attached proposal is submitted for inclusion in the 2009 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. While other concerned investors will co-file, Walden Asset Management will serve as the primary filer. Walden is the beneficial owner of these shares as defined in Rule 13d-3 of the Act. We intend to maintain ownership of the required number of shares through the date of the next stockholder's annual meeting. We have been a shareholder for more than one year and have held over $2,000 worth of stock. A representative will attend the shareholder's meeting to move the resolution as required by the SEC rules.

Please feel free to call me at 617-726-7155 if you have any questions about this resolution.

A Division of Boston Trust & Investment Management Company
One Beacon Street Boston, Massachusetts 02108 617.726.7250 or 800.282.8782 fax: 617.227.3664

I also wanted to alert you to the fact that there will be other Procter & Gamble investors co-filing this resolution with Walden.

I will be glad to coordinate any dialogue between Procter & Gamble and the sponsors. We look forward to continuing the ongoing conversation led in the past by Clifford Henry and David Loucks.

Sincerely,

Timothy Smith
Senior Vice President

Cc: Clifford Henry – Procter & Gamble

ADVISORY VOTE ON EXECUTIVE COMPENSATION

RESOLVED, that shareholders of Proctor & Gamble request the board of directors to adopt a policy that provides shareholders the opportunity at each annual shareholder meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

SUPPORTING STATEMENT

An Advisory Vote establishes an annual referendum process for shareholders about senior executive compensation. We believe the results of this vote would provide the board and management useful information about shareholder views on our company's executive compensation.

Investors are increasingly concerned about mushrooming executive compensation especially when it is insufficiently linked to performance. In 2008, shareholders filed over 80 "Say on Pay" resolutions with votes averaging 42% in favor, and 20 votes over 50% in 2007 and 2008 combined. At P&G the resolution received a 42% vote. Such votes demonstrate strong shareholder support for this reform.

In its 2008 proxy Aflac submitted an Advisory Vote supported by 93%, indicating strong investor support for good disclosure and a reasonable compensation package. Daniel Amos, Chairman and CEO said, "An advisory vote on our compensation report is a helpful avenue for our shareholders to provide feedback on our pay-for-performance compensation philosophy and pay package."

Other companies have also agreed to an Advisory Vote, including Intel, Hewlett-Packard, Occidental Petroleum, Verizon, MBIA, PG & E, H&R Block, Blockbuster, Ingersoll-Rand and Motorola. And approximately 300 companies under TARP are implementing the Advisory Vote, an opportunity to see it in action.

Public concern about executive compensation has reached new heights stimulated by reported excesses and compensation problems. Problems with Golden Parachutes, paying executive income taxes (gross-ups), questionable percs for executives, bonuses in the midst of financial crisis and backdated options accelerated concern.

President Obama and SEC Chair Mary Schapiro both have spoken in support on the Advisory Vote and we expect legislation or regulation is inevitable. A wise step for companies would be to adopt an Advisory Vote without being compelled by legislation.

We believe that existing SEC rules and stock exchange listing standards do not provide shareholders with sufficient mechanisms for providing input to boards on senior executive compensation. In contrast, in the United Kingdom, public companies allow shareholders to cast a vote on the "directors' remuneration report," which discloses executive compensation. Such a vote isn't binding, but gives shareholders a clear voice that helps shape senior executive compensation.

Most companies routinely vote to ratify auditors. A standard executive compensation vote could also be presented.

We believe that a company that has a clearly explained compensation philosophy and metrics, reasonably links pay to performance, and communicates effectively to investors will find an Advisory Vote a helpful tool.